Results of the Meeting of the Shareholders of the Perritt MicroCap Opportunities Fund

The Special Meeting of Shareholders of the Perritt MicroCap Opportunities Fund was held October 4, 2010 pursuant to notice given to all shareholders of record of the Fund at the close of business on August 9, 2010.  At the Special Meeting, shareholders were asked to approve the following:

1.  To approve the new investment advisory agreement.
	Shares Voted	% of Shares Voted	% of Fund's Outstanding Shares Voted
For	8,186,150	95.41%	54.03%
Against	155,205	1.81%	1.02%
Abstain	238,257	2.78%	1.57%

2.  To approve the removal of the fundamental investment restriction prohibiting the purchase of securities of other investment companies.
	Shares Voted	% of Shares Voted	% of Fund's Outstanding Shares Voted
For	7,920,343	92.32%	52.27%
Against	412,372	4.81%	2.72%
Abstain	246,898	2.88%	1.63%

3. To approve the removal of the fundamental investment restriction prohibiting or limiting the writing or purchasing of options on securities or stock indexes.
	Shares Voted	% of Shares Voted	% of Fund's Outstanding Shares Voted
For	7,661,447	89.30%	50.57%
Against	680,533	7.93%	4.49%
Abstain	237,632	2.77%	1.57%

4.  To ratify the prior appointment of Dianne C. Click to the Board of Directors.
	Shares Voted	% of Shares Voted	% of Fund's Outstanding Shares Voted
For	11,659,093	96.02%	76.95%
Against	–	0.00%	0.00%
Abstain	483,119	3.98%	3.19%

5.  To ratify the prior appointment of David S. Maglich to the Board of Directors.
	Shares Voted	% of Shares Present Voted	% of Fund's Outstanding Shares Voted
For	11,673,455	96.14%	77.05%
Against	–	0.00%	0.00%
Abstain	468,757	3.86%	3.09%

6.  To approve the appointment of Michael J. Corbett to the Board of Directors.
	Shares Voted	% of Shares Present Voted	% of Fund's Outstanding Shares Voted
For	11,561,055	95.21%	76.30%
Against	–	0.00%	0.00%
Abstain	581,157	4.79%	3.84%